

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 8, 2016

Neal S. Harmon
Chief Executive Officer
VidAngel, Inc.
249 N. University Ave.
Provo, UT 84601

> **Re: VidAngel, Inc.**
> **Offering Statement on Form 1-A**
> **Filed August 12, 2016**
> **File No. 024-10596**

Dear Mr. Harmon:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part II

Offering Circular Cover Page

1. We note your disclosure that while subscriptions received in cash "will be kept in a separate non-interest bearing escrow account held by VidAngel," subscriptions submitted through a purchaser's VidAngel customer account "will not be escrowed by VidAngel." Please advise what will happen with non-escrowed funds in the event the minimum is not

reached and where such funds will be held. Please also revise to include a risk factor regarding the lack of an escrow account related to these funds and the risk to investors in the event of an unsuccessful offering.

2. Please quantify in footnote 2 the total offering expenses to be borne by you in connection with the offering assuming the minimum and maximum offering conditions. Refer to Instruction 6 to Item 1(e) of Part II to Form 1-A.

3. We note your disclosure in the third to last paragraph that "[p]rospective investors should carefully consider and review the RISK FACTORS." Please revise the cross-reference to include the page number where the section appears in the offering circular. Refer to Item 1(h) of Part II to Form 1-A.

Summary, page 1

4. Please revise to briefly discuss the Disney Litigation. Please include enough information so investors can appreciate the litigation and the potential impact on your business and operations going forward. Please also include cross-references to the risk factor on page 7 and legal proceedings discussion on page 28.

Plan of Distribution, page 20

5. Please reconcile your disclosure in the first paragraph on page 20 that your "website will be the exclusive means by which prospective investors may subscribe in this offering," with the disclosure in the third paragraph on page 20 indicating that certain transactions can be made on "Issuer Direct's website."

Management's Discuss and Analysis, page 31

Growth Opportunity, page 31

6. We note that you appear to cite statistics which were commissioned by you. Please tell us why consents are not required to be filed for these figures. Refer to Item 17(11) of Part III to Form 1-A.

Part III, page III-1

Exhibit Index, page III-1

7. Please file an escrow agreement, if you have one, as an exhibit to the offering circular. Refer to Item 17(8) of Part III to Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3680 with any other questions.

Sincerely,

/s/ Donald E. Field

Donald E. Field
Attorney-Adviser
Office of Transportation and Leisure

cc: Pamela Catania
       Kaplan Voekler Cunningham & Frank PLC